FORM 8-A

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) or 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

F.N.B. Corporation
(Exact name of registrant as specified in its charter)

Florida (State of incorporation or organization)	25-1255406 (I.R.S. Employer Identification No.)

2150 Goodlette Road North, Naples, Florida (Address of principal executive offices)	34102 (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to so be registered	Name of each exchange on which each class is to be registered

Common Stock, $.01 par value	New York Stock Exchange

     If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [X]

     If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [  ]

Securities Act registration statement file number to which this form relates:

     Not Applicable

Securities to be registered pursuant to Section 12(g) of the Act:

None
(Title of class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.        Description of Registrant’s Securities to be Registered

     The authorized Capital Stock of F.N.B. Corporation (the “Company”) consists of 500,000,000 shares of common stock, $.01 par value per share (the “Common Stock”) and 20,000,000 shares of preferred stock, $.01 par value per share (the “Preferred Stock”). As of December 1, 2003, 46,139,048 shares of Common Stock and no shares of Preferred Stock were issued and outstanding.

     Holders of Common Stock are entitled to one vote per share, and, in general, a majority of votes cast with respect to a matter is sufficient to authorize action upon routine matters. The Board of Directors is divided into three classes with the term of office of the directors of each class to expire at the third annual meeting after their election. Directors are elected by a plurality of the votes cast, and each shareholder entitled to vote in such election is entitled to vote each share of stock for as many persons as there are directors to be elected. In elections for directors, shareholders do not have the right to cumulate their votes.

     In the event of liquidation, holders of Common Stock would be entitled to receive pro rata any assets legally available for distribution to shareholders with respect to shares held by them, subject to any prior rights of the holders of any preferred stock then outstanding.

     The Company’s Common Stock does not carry any preemptive rights, redemption privileges, sinking fund privileges or conversion rights. All of the outstanding shares of Common Stock are validly issued and fully paid.

     Holders of Common Stock are entitled to receive such dividends or distributions as the Company’s Board of Directors may declare out of funds legally available for such payments. The payment of distributions by the Company is subject to the restrictions of Florida law applicable to the declaration of distributions by a business corporation. A corporation generally may not authorize and make distributions if, after giving effect thereto, it would be unable to meet its debts as they become due in the usual course of business or if the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed, if it were to be dissolved at the time of distribution, to satisfy claims upon dissolution of shareholders who have preferential rights superior to the rights of the holders of its common stock. In addition, the payment of distributions to shareholders is subject to any prior rights of outstanding preferred stock. Share dividends, if any are declared, may be paid from authorized but unissued shares.

     The Board of Directors has the authority to issue preferred stock in one or more series and to fix the dividend rights, dividend rate, liquidation preference, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), and the number of shares constituting any such series, without any further action by the shareholders unless such action is required by applicable rules or regulations or by the terms of other outstanding series of preferred stock. Any shares of preferred stock which may be issued may rank prior to shares of common stock as to payment of dividends and upon liquidation.

     Provisions in the Company’s articles of incorporation and bylaws may have the effect of delaying, deferring or preventing a change in control of the Company. The Board of Directors may fill vacancies on the Board (but only until the next annual meeting of shareholders) resulting from an increase in the number of directors. The Board may consider a broad range of factors in evaluating an unsolicited offer including a tender offer proposal. The Board is authorized, without further shareholder action, to issue from time to time, up to 20,000,000 shares of preferred stock. The Board is empowered to divide any and all of the shares of the preferred stock into series and to fix and determine the relative rights and preferences of the shares of any series so established.

Item 2.        Exhibits

     Not applicable.

SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

F.N.B. CORPORATION
By: /s/ Gary L. Tice
Date:	December 15, 2003
Name:	Gary L. Tice
Title:	President and Chief Executive Officer